                                                                       EXHIBIT 3


      BEAR, STEARNS & CO. INC.                    BEAR STEARNS CORPORATE
         383 Madison Avenue                            LENDING INC.
      New York, New York 10179                      383 Madison Avenue
                                                 New York, New York 10179

     J.P. MORGAN SECURITIES INC.                    JPMORGAN CHASE BANK
           270 Park Avenue                            270 Park Avenue
      New York, New York 10017                   New York, New York 10017

    DEUTSCHE BANK SECURITIES INC.                    DEUTSCHE BANK AG
           60 Wall Street                         Cayman Islands Branch
      New York, New York 10005                        60 Wall Street
                                                 New York, New York 10005


                                                                    July 1, 2004

                            Senior Credit Facilities
                                Commitment Letter


Kelso & Company, L.P.
320 Park Avenue
New York, NY 10022

Attention:  Phil Berney

Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543

Attention:  Zvi Eiref

Ladies and Gentlemen:

         You have advised Bear, Stearns & Co. Inc. ("Bear Stearns"), J.P. Morgan Securities Inc. ("JPMorgan" and, together with Bear Stearns, the "Lead Arrangers"), Deutsche Bank Securities Inc. ("Deutsche Bank" and, together with the Lead Arrangers, the "Arrangers"), Bear Stearns Corporate Lending Inc. ("BSCL"), JPMorgan Chase Bank ("JPMCB") and Deutsche Bank AG Cayman Islands Branch ("DBCIB" and, together with Bear Stearns, JPMorgan, Deutsche Bank, BSCL and JPMCB, the "Commitment Parties") that Kelso & Company, L.P. and Church & Dwight Co., Inc. (together with certain of their respective affiliates and related investors, collectively the "Purchasers"), have formed a new special purpose entity ("AcquisitionCo") and have formed or will form a newly formed single purpose holding company that owns or will own all of the outstanding equity interests in AcquisitionCo (the

"Parent"), and intend to merge AcquisitionCo with and into Del Laboratories, Inc. (the "Target") in order to acquire the Target (the "Acquisition") through a merger upon a public proxy solicitation at a merger consideration of $35.00 per share and for total consideration of approximately $453.9 million (including the repayment of all indebtedness and sale-lease back transactions of approximately $70.9 million, but excluding fees, expenses and employment-related payments made at the time of consummation of the Acquisition which shall not exceed $48.0 million). You have further advised us that, upon consummation of the Acquisition, all of the outstanding equity interests of the Target will be owned by the Parent, that one or more affiliates of Kelso & Company, L.P. and existing management of the Target and certain other investors, if any, will contribute $108.7 million of common equity to the Parent (including not more than $5.0 million in rollover equity, if any), that Church & Dwight Co., Inc. and/or one or more of its affiliates (collectively, "C&D") will purchase $30.0 million face value of preferred PIK equity issued by the Parent and that all of the existing indebtedness of the Target will be repaid simultaneously with the closing of the Acquisition and the financings described herein. We understand that C&D will pay a total of $30.0 million in cash for such Parent preferred PIK equity and the Orajel Sale Option referred to below. We understand that the Acquisition will be effected pursuant to the Agreement and Plan of Merger among the Parent, AcquisitionCo and the Target that you have delivered to us (the "Merger Agreement"), as more specifically described in the Sources and Uses Table (the "Table") attached as Schedule I to Exhibit A hereto, with the respective amounts (some of which are estimated amounts) expended in connection therewith being set forth in the Table. We also understand that C&D will acquire an option from the Target to purchase the Orajel brand and to be agreed related assets and business from the Target during the first 90-days of the third year following the consummation of the Acquisition, on terms and conditions and pursuant to an agreement in form and substance reasonably satisfactory to us, for a purchase price of not less than $180.0 million payable in cash at the closing of such purchase (such purchase, the "Orajel Sale", and such option, the "Orajel Sale Option"). References herein to the "Transaction" shall include the Acquisition, the financings described herein and all other transactions related to the Acquisition and such financings, it being understood that the Orajel Sale does not form a part of the Transaction.

         You have also advised us that you propose to finance the Transaction and the related premiums, fees and expenses from the following sources: (a) not less than $108.7 million in common equity issued by the Parent to one or more affiliates of Kelso & Company, L.P. and to existing management of the Target (including not more than $5.0 million in rollover equity, if any) and certain other investors, if any (together with Kelso & Company, L.P. and certain of its affiliates, the "Common Investor Group"), on terms to be agreed upon by Kelso & Company, L.P. and reasonably satisfactory to us (the "Equity"), which will be contributed by the Parent to AcquisitionCo to finance the Acquisition, (b) not less than $30.0 million in face value of preferred PIK equity issued by the Parent to C&D (together with the Common Investor Group, the "Investor Group") for an aggregate purchase price equal to $30.0 million minus the purchase price for the Orajel Sale Option, on terms to be agreed upon by C&D and reasonably satisfactory to us (the "Preferred Equity"), the proceeds of which will be contributed by the Parent to AcquisitionCo to finance the Acquisition, (c) available cash shown on the Target's balance sheet and the proceeds from the sale of the Orajel Sale Option, (d) approximately $210.0 million under senior secured credit facilities in the aggregate amount of $260.0 million of the Target (directly or as successor to AcquisitionCo by merger) comprised of a $50.0 million


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                                                                          Page 3

revolving credit facility (the "Revolving Credit Facility") and a $210.0 million Term Loan B facility (the "Term Loan B Facility", together with the Revolving Credit Facility, the "Senior Facilities" and the syndication of the Senior Facilities, the "Senior Facilities Financing"), and (e) at least $150.0 million in cash proceeds from the issuance of senior subordinated unsecured notes of the Target (directly or as successor to AcquisitionCo by merger) (the "Senior Subordinated Notes") in a public offering or Rule 144A private placement. The Revolving Credit Facility will be used to finance the continuing operations of the Target and its subsidiaries and other general corporate purposes after the Transaction; provided that up to $5.0 million of revolving borrowings may be made on the closing date of the Transaction in connection therewith.

         Each of Bear Stearns and JPMorgan is pleased to advise you that it is willing to act as a joint advisor, a joint lead arranger and a joint bookrunner for the Senior Facilities and Deutsche Bank is pleased to advise you that it or one of its affiliates is willing to act as a co-agent for the Senior Facilities, with JPMorgan to appear on the left and Bear Stearns to appear on the right, in each case above Deutsche Bank, on the front cover of any information memorandum prepared in connection with the Senior Facilities. Furthermore, each of BSCL, JPMCB and DBCIB is pleased to advise you of its commitment, severally and not jointly, to provide (or to cause one of its subsidiaries or affiliates to provide) 40.0%, 40.0% and 20.0%, respectively, of the Senior Facilities, on a pro rata basis, upon the terms and subject to the conditions set forth or referred to in this senior credit facilities commitment letter (the "Senior Facilities Commitment Letter") and in the Summary of Terms and Conditions attached hereto as Exhibit A (the "Senior Facilities Term Sheet"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Senior Facilities Term Sheet.

         It is agreed that (i) Bear Stearns and JPMorgan will act as joint advisors, joint lead arrangers and joint bookrunners in respect of the Senior Facilities, (ii) Deutsche Bank or one of its affiliates will act as a co-agent in respect of the Senior Facilities, (iii) JPMCB will act as sole and exclusive administrative agent in respect of the Senior Facilities, (iv) BSCL will act as sole and exclusive syndication agent in respect of the Senior Facilities, (v) Deutsche Bank will act as a documentation agent in respect of the Senior Facilities, and (vi) Bear Stearns, JPMorgan, Deutsche Bank, BSCL and JPMCB will, in their respective capacities, perform the duties and exercise the authority customarily performed and exercised by them in such roles. In addition, a portion of the economics of the Senior Facilities Financing payable to the Commitment Parties may be shared, as determined by the Lead Arrangers in their discretion, with additional lenders, but the aggregate amount payable to the Commitment Parties shall not thereby be increased. You agree, however, that, except as set forth above, no other agents, co-agents, lead arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Senior Facilities Term Sheet and the Senior Facilities Fee Letter referred to below) will be paid in connection with the Senior Facilities Financing, unless you and the Lead Arrangers shall so agree. The obligations of the Commitment Parties in respect of the Senior Facilities Financing are set forth exhaustively in this Senior Facilities Commitment Letter, and the Commitment Parties shall have no obligation or liability whatsoever in respect of any financing that is not the Senior Facilities Financing except as set forth in a written agreement reasonably satisfactory to, and signed by, them.

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                                                                          Page 4

         The Lead Arrangers intend to syndicate the Senior Facilities to a group of financial institutions, commercial banks and non-bank entities (not to include entities that are engaged in competition with the Target) (together with BSCL, JPMCB and DBCIB, the "Lenders") identified by the Lead Arrangers in consultation with you. You understand that the Lead Arrangers intend to commence such syndication efforts in respect of the Senior Facilities promptly following the execution by AcquisitionCo of the Merger Agreement, and you agree actively to assist the Lead Arrangers in completing a syndication reasonably satisfactory to the Lead Arrangers prior to the closing of the Acquisition. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending and investment banking relationships and the existing lending and investment banking relationships of the Target and the Purchasers, (b) direct contact by the proposed Lenders with senior management and advisors of the Target, your advisors and senior management and advisors of the Parent and AcquisitionCo, (c) assistance in the preparation of a confidential information memorandum (with JPMorgan to appear on the left and Bear Stearns to appear on the right, in each case above Deutsche Bank, on the front cover of such information memorandum) and other marketing materials to be used in connection with the syndication, including causing such marketing materials to conform to market standards as reasonably determined by the Lead Arrangers in good faith, (d) providing the Lead Arrangers (i) not later than the 30th day prior to the anticipated closing date of the Transaction, management's projections (including balance sheets, income statements and statements of cash flow) for the Target for fiscal years 2004 through 2011 after giving pro forma effect to the Transaction (the "Projections") and (ii) such other information as may reasonably be requested by the Lead Arrangers or their counsel, and (e) the hosting, with the Lead Arrangers, of one or more meetings of prospective Lenders and with rating agencies and, in connection with any such meeting, consulting with the Lead Arrangers with respect to the presentations to be made at such meeting, and making available appropriate officers and representatives of the Target, the Parent, AcquisitionCo and the Purchasers to rehearse such presentations prior to such meetings, as reasonably requested by the Lead Arrangers. At the request of the Lead Arrangers, the Purchasers agree to prepare a version of the information memorandum and other marketing materials referred to in clause (c) of the preceding sentence that do not contain material non-public information concerning the Target, its affiliates or their securities.

         The Lead Arrangers will manage, in consultation with you, all aspects of the syndication of the Senior Facilities, including decisions as to the selection of potential Lenders to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders.

         You agree that, at your expense, you will work with the Lead Arrangers to procure ratings for the Senior Facilities by Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Group ("S&P") prior to the commencement of the syndication efforts in respect of the Senior Facilities.

         To assist the Arrangers in their syndication efforts, you agree promptly to prepare and provide to the Arrangers all information with respect to the Parent, AcquisitionCo, the Target and the Transaction, including all financial information and Projections, as we may reasonably request in connection with the arrangement and syndication of the Senior Facilities.

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                                                                          Page 5

You hereby represent and covenant that (a) all factual information other than the Projections and other forward-looking statements and information (the "Information") that has been or will be made available to the Arrangers by you or any of your representatives, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections and other forward-looking statements and information that have been or will be made available to the Arrangers by you or any of your representatives have been or will be prepared in good faith based upon assumptions believed to be reasonable at the time of the preparation thereof; provided, that (i) the Purchasers are making the representation and covenant in clause (a) of this sentence only to the best of its knowledge and
(ii) the Parent, AcquisitionCo, the Target and their subsidiaries will upon assumption of the obligations of the Purchasers under this Senior Facilities Commitment Letter be bound by such representation and covenant whether or not they have (and otherwise without regard to) any knowledge as to the matters set forth therein. You understand that in arranging and syndicating the Senior Facilities we may use and rely on the Information, the Projections and other forward-looking statements and information without independent verification thereof.

         As consideration for the commitments and agreements of the Commitment Parties hereunder you agree to pay, or to cause the Target to pay, the nonrefundable fees set forth in the Senior Facilities Term Sheet and in the Senior Facilities Fee Letter dated the date hereof and delivered herewith (the "Senior Facilities Fee Letter"), as and when indicated therein, and to perform the obligations set forth in the Senior Facilities Fee Letter, including those relating to changes in the pricing, amounts, terms and structure of the Senior Facilities Financing.

         Each Commitment Party's commitments and agreements hereunder are subject to (a) the Lead Arrangers being reasonably satisfied that, after the date hereof, there shall not have occurred or become known to us any event, development, condition or circumstance that has had or could reasonably be expected to have a material adverse effect on the Transaction or on the business, assets, property, financial condition or results of operations of the Target and its subsidiaries, taken as a whole, (b) the Lead Arrangers not becoming aware after the date hereof of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections and projected cost savings increasing projected EBITDA) affecting the Target or the Transaction that in the Lead Arrangers' reasonable judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (c) there not having occurred, after the date hereof, a material disruption of or material adverse change in financial, banking or capital market conditions generally, or in the markets for new issuances of leveraged loans specifically, in each case that, in the reasonable judgment of the Lead Arrangers, would reasonably be expected to materially impair the satisfactory syndication of the Senior Facilities, (d) the Lead Arrangers' reasonable satisfaction that prior to and during the syndication of the Senior Facilities there shall be no offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Parent, AcquisitionCo or the Target and/or any of their respective controlled affiliates (and in any event excluding the Purchasers and their other respective subsidiaries) that could disrupt, compete with or otherwise interfere with the orderly syndication of the Senior Facilities (other than the Senior Subordinated Notes),
(e) the Merger Agreement and related definitive documentation with respect to the Acquisition not having been terminated or otherwise ceased to be in full force and effect, on substantially the terms and conditions as previously provided to us or as waived, amended or supplemented in any immaterial respect or with the Arrangers' consent (which will not be unreasonably withheld), (f) the negotiation, execution and delivery on or before January 31, 2005 of definitive documentation with respect to the Senior Facilities reasonably satisfactory to the Arrangers and their counsel, (g) there being a period of at least 30 days between the commencement of the syndication process for the Senior Facilities (the date of the meeting of the invited lenders) and the occurrence of the closing date of the Transaction, (h) your compliance in all material respects with your covenants and agreements with us in respect of the Transaction (including, without limitation, your covenants and agreements contained in this Senior Facilities Commitment Letter and the Senior Facilities Fee Letter) and the correctness in all material respects of your representations and warranties to us in connection therewith, and (i) the satisfaction of the other conditions set forth or referred to in the Senior Facilities Term Sheet and/or the Senior Facilities Fee Letter. The terms and conditions of the Commitment Parties' commitments hereunder and of the Senior Facilities are not limited to those set forth herein and in the Senior Facilities Term Sheet. Those matters that are not covered by the provisions hereof (including the immediately preceding paragraph hereof) and of the Senior Facilities Term Sheet are subject to the approval and agreement of the Arrangers and you.

         You agree (a) to indemnify and hold harmless each Commitment Party, their affiliates and their respective officers, directors, employees, attorneys, advisors, and agents (each, an "Indemnified Person") as set forth in Annex A hereto and (b) subject to and upon the closing of the Acquisition, to reimburse each Commitment Party and its affiliates on written demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant's fees and expenses (if retained with the Purchasers' consent), travel expenses, and reasonable fees, charges and disbursements of one firm of counsel and special or local counsel acting for the Arrangers, and all rating agency and document printing fees and expenses) incurred in connection with the Senior Facilities Financing and any related documentation (including this Senior Facilities Commitment Letter, the Senior Facilities Term Sheet, the Senior Facilities Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No Indemnified Person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons or for any special, indirect, consequential or punitive damages on any theory of liability in connection with any act, omission, breach, occurrence or event relating in any respect to the Senior Facilities Financing or the Transaction.

         You acknowledge that each of Bear Stearns, JPMorgan and Deutsche Bank and their affiliates (the terms "Bear Stearns," "JPMorgan" and "Deutsche Bank" as used in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services to other companies in respect of which you or the Target may have conflicting interests regarding the Transaction and otherwise. Bear Stearns, JPMorgan and Deutsche Bank will not use confidential information obtained from you by virtue of the Transaction or their other relationships with you in connection with the performance by Bear Stearns, JPMorgan or Deutsche Bank of services for other companies, and Bear Stearns,

JPMorgan and Deutsche Bank will not furnish any such information to other companies. You also acknowledge that Bear Stearns, JPMorgan and Deutsche Bank have no obligation to use in connection with the Transaction, or to furnish to you, confidential information obtained from other companies.

         This Senior Facilities Commitment Letter may be assigned by you to the Parent and/or AcquisitionCo, shall not otherwise be assignable by you without the prior written consent of each Commitment Party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the signatory parties hereto and their permitted assigns and is not intended to confer any benefits upon, or create any rights in favor of the Target, any existing owner of the Target, or any other person except the signatory parties hereto and the Indemnified Persons. This Senior Facilities Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party. This Senior Facilities Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Senior Facilities Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Senior Facilities Commitment Letter and the Senior Facilities Fee Letter are the only agreements that have been entered into among us with respect to the Senior Facilities Financing and set forth the entire understanding of the parties with respect thereto.

         This Senior Facilities Commitment Letter is delivered to you on the understanding that neither this Senior Facilities Commitment Letter, the Senior Facilities Term Sheet or the Senior Facilities Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, by you to any other person except (a) to other members of the Investor Group and your and their respective directors, officers, employees, agents, attorneys, accountants and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof); provided, that this Senior Facilities Commitment Letter and the Senior Facilities Term Sheet only may be disclosed to the Target and its directors, officers, employees, attorneys, accountants and advisors on a confidential basis, and the Senior Facilities Term Sheet and/or any of the terms or substance thereof may be disclosed to prospective lenders and investors in connection with the financing of the Transaction.

         The compensation, reimbursement, indemnification and confidentiality provisions contained herein and the provisions contained in paragraphs 2, 3 and 4 of the Senior Facilities Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Senior Facilities Commitment Letter or BSCL's, JPMCB's or DBCIB's commitment hereunder; provided, that your obligations under this Senior Facilities Commitment Letter, other than those arising under the fifth, ninth (as to such Senior Facilities Fee Letter provisions) and fourteenth paragraphs hereof and those arising under such provisions of the Senior Facilities Fee Letter, shall automatically terminate and be superseded by the provisions of the definitive documentation relating to the Senior Facilities upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time.

         All of the obligations and liabilities of the Purchasers under this Senior Facilities Commitment Letter and the Senior Facilities Fee Letter shall be in all respects joint and several.

         This Senior Facilities Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. You hereby irrevocably submit to the non-exclusive jurisdiction of any court of the State of New York located in the County of New York or the United States District Court for the Southern District of the State of New York, or any appellate courts from any thereof, for the purpose of any suit, action or other proceeding arising out of this Senior Facilities Commitment Letter, the Senior Facilities Fee Letter, or any of the agreements or transactions contemplated hereby, which is brought by or against you and you (i) hereby irrevocably agree that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court and (ii) hereby agree not to commence any action, suit or proceeding relating to this Senior Facilities Commitment Letter, the Senior Facilities Fee Letter, or any such other agreements or transactions other than in such court except to the extent mandated by applicable law. You hereby waive any objection that you may now or hereafter have to the venue of any such suit, action or proceeding in any such court or that such suit, action or proceeding was brought in an inconvenient court and agree not to plead or claim the same. You hereby acknowledge that you have been advised by counsel in the negotiation, execution and delivery of this Senior Facilities Commitment Letter, the Senior Facilities Fee Letter, and the other agreements and transactions contemplated hereby, that no Commitment Party has any fiduciary relationship with or fiduciary duty to you or any other person arising out of or in connection with this Senior Facilities Commitment Letter, the Senior Facilities Fee Letter or any of the other agreements or transactions contemplated hereby and that no Commitment Party has been retained to advise or has advised you or any other person regarding the wisdom, prudence or advisability of entering into or consummating the Transaction. YOU HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS SENIOR FACILITIES COMMITMENT LETTER, THE SENIOR FACILITIES FEE LETTER OR ANY OF THE OTHER AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO.

         The Purchasers hereby agree to cause the Target to become liable (whether by merger with AcquisitionCo or otherwise), effective upon the closing of the Acquisition, for any and all liabilities and obligations of the Purchasers relating to or arising out of any of the Purchasers' duties, responsibilities and obligations hereunder. The duties, responsibilities, liabilities and obligations of the Purchasers hereunder shall terminate once this Senior Facilities Commitment Letter becomes a legal, valid and binding obligation of the Target (to the extent enforceable under applicable law).

         You agree to deliver to the Commitment Parties all documentation and other information required by bank, securities or other regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including without limitation the U.S.A. Patriot Act.

         If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Senior Facilities Term Sheet and the Senior Facilities Fee Letter by returning to us executed counterparts hereof and of the Senior Facilities Fee Letter not later than 11:59 p.m., New York City time, on July 2, 2004. The commitments and agreements of the Commitment Parties herein will automatically expire at 11:59 p.m., New York City time, (a) on July 2, 2004 in the event we have not then received such executed counterparts in accordance with the immediately preceding sentence and (b) on January 31, 2005, if the Closing Date has not then occurred. Each Commitment Party may terminate its commitments and agreements under this Senior Facilities Commitment Letter at any time if any breach or default occurs and is continuing in the performance of any of your obligations to any of the Commitment Parties with respect to the Transaction or if the Merger Agreement is terminated. You may at any time terminate such commitments and agreements in their entirety (but not in part).

         We are pleased to have been given the opportunity to assist you in connection with this important financing.

                                            Very truly yours,

BEAR, STEARNS & CO. INC.                    BEAR STEARNS CORPORATE LENDING INC.


By: /s/ Larry Alletto                       By: /s/ Larry Alletto
    --------------------------------            --------------------------------
    Name:   Larry Alletto                       Name:   Larry Alletto
    Title:  Senior Managing Director            Title:  Vice President



J.P. MORGAN SECURITIES INC.                 JPMORGAN CHASE BANK


By: /s/ Claudette E. Kraus                  By: /s/ John C. Riordan
    --------------------------------            --------------------------------
    Name:   Claudette E. Kraus                  Name:  John C. Riordan
    Title:  Vice President                      Title:  Vice President



DEUTSCHE BANK SECURITIES INC.               DEUTSCHE BANK AG CAYMAN ISLANDS
                                            BRANCH


By: /s/ Sean C. Murphy                      By: /s/  David Mayhew
    --------------------------------            --------------------------------
    Name:   Sean C. Murphy                      Name:  David Mayhew
    Title:  Director                            Title:


By: /s/ Charles W. Lockyer                  By: /s/Richard Khawam
    --------------------------------            --------------------------------
    Name:   Charles W. Lockyer                  Name:  Richard Khawam
    Title:  Director                            Title:  Director

Accepted and agreed to
as of the date first
written above by:


KELSO & COMPANY, L.P.


By: /s/ Howard A. Matlin
    --------------------------------
    Name:   Howard A. Matlin
    Title:  VP & CFO



CHURCH & DWIGHT CO., INC.


By: /s/ Zvi Eiref
    --------------------------------
    Name:  Zvi Eiref
    Title: VP Finance & CFO